United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

December 15, 2006
Date of report (date of earliest event reported)

Commission File No.	Name of Registrant, State of Incorporation, Address of Principal Executive Offices and Telephone No.	IRS Employer Identification No.
000-49965	**MGE Energy, Inc.** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000 www.mgeenergy.com	39-2040501

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On December 15, 2006, MGE Energy, Inc.'s Board of Directors adopted the MGE Energy, Inc. 2006 Performance Unit Plan. Eligible participants will be employees (including officers) selected by the Compensation Committee of the Board of Directors based upon their performance during the year immediately preceding the award. Plan participants may receive awards of "performance units," which entitle the holder to receive a cash payment equal to the value of a designated number of shares of the Company's common stock, plus dividend equivalent payments thereon, at the end of the performance period set by the Compensation Committee. Awards are subject to vesting, generally providing for 60% vesting of the award upon the third anniversary of its grant, an additional 20% upon the fourth anniversary, and the remaining 20% upon the fifth anniversary. A participant's award is targeted at 20% of the participant's base salary, subject to a maximum permissible award not to exceed 30% of base salary. No shares of common stock will be issued in connection with the Plan.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MGE Energy, Inc.
(Registrant)

/s/ Jeffrey C. Newman
Jeffrey C. Newman
Vice President and Treasurer

Date: December 21, 2006